UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the plan year ended December 31, 2011

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-6645

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.  Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc. 401(k) Retirement Plan
Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

The Manitowoc Company, Inc.
401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 7, 2012

Appleton, Wisconsin

The Manitowoc Company, Inc.
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets

Investments - Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$368,803,535	$404,442,765

Receivables:
Employer contributions	290,024	197,976
Participant contributions	439,623	449,597
Interest	106,841	123,857
Notes receivable from participants	6,864,463	7,946,334

Total receivables	7,700,951	8,717,764

Total assets	376,504,486	413,160,529

Liabilities

Excess contributions payable	104,904	606,307
Pending distributions payable	107,998	118,542

Total liabilities	212,902	724,849

Net assets available for benefits, at fair value	376,291,584	412,435,680

Adjustment from fair value to contract value for fully benefit- responsive investment contract held by the Capital Preservation Fund	(2,411,440)	(955,492)

Net assets available for benefits	$373,880,144	$411,480,188

See accompanying notes to financial statements

The Manitowoc Company, Inc.
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010

Investment income (loss) - Interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$(16,043,600)	$46,233,114

Interest income on notes receivable from participants	332,193	426,048

Contributions:
Employer	4,913,444	910,712
Participant	15,197,080	13,701,619
Rollover	731,995	320,601

Total contributions	20,842,519	14,932,932

Transfers from other plan	1,469	0

Deductions:
Benefits paid to participants	42,078,024	34,774,108
Plan administrative expenses	654,601	626,308
Transfers to other plan	0	59,249

Total deductions	42,732,625	35,459,665

Net increase (decrease) in net assets available for benefits	(37,600,044)	26,132,429
Net assets available for benefits at beginning	411,480,188	385,347,759

Net assets available for benefits at end	$373,880,144	$411,480,188

See accompanying notes to financial statements.

The Manitowoc Company, Inc.
401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                            Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service.  Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 4% of their compensation.  Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code (IRC).  Participant contributions are not required.  The Plan allows direct rollovers from other qualified plans.  Rollovers are not matched.

Effective October 3, 2010, the Company reinstated matching contributions equal to 50% of the employee’s contribution (up to 4% of compensation) plus 25% of the employee’s contributions (on the next 4% of compensation).  This is a nonsafe harbor match and is therefore subject to a five-year graded vesting schedule.  The Company also provides a discretionary profit sharing contribution.  The Company did not make profit sharing contributions during 2011 or 2010.  Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRC.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                            Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employer matching contributions prior to August 22, 2009, all employee contributions, and related earnings are 100% vested immediately.  Participants vest in the Company’s profit sharing and nonsafe harbor contributions at the rate of 20% per year, with the participant becoming fully vested after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans as of December 31, 2011, range from 4.25% to 9.25%.  Notes are repaid through payroll deductions over a period not to exceed five years, except for the purchase of a primary residence.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to participant contributions.  The Plan distributed the excess contributions to the applicable participants prior to March 15, 2012 and 2011.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                            Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $1,824 and $120,881, respectively.  Of these accounts, $1,824 and $3,320 at December 31, 2011 and 2010, respectively, will be used to reduce future employer contributions.  During 2011 and 2010, employer contributions were reduced by $354,291 and $2,021,286, respectively, from forfeited nonvested accounts.  In addition, $38,083 and $330,585 in forfeitures from Enodis Corporation 401(k) Plan was used to pay administrative expenses in 2011 and 2010, respectively, as per the Plan’s provisions.

Transfers To/From Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

Note 2                                                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                            Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust.  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits include distributions requested prior to year-end, but completed subsequent to year-end.

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                            Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Note 3                                                            Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by Marshall & Ilsley Trust Company, N.A. (M&I).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 77% and 76%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                            Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31 is as follows:

	2011	2010
American Beacon International Equity Fund	83%	79%
American Beacon Large-Cap Value Fund	*	70%
American EuroPacific Fund	80%	79%
Blackrock Equity Dividend Fund	73%	84%
Buffalo Small-Cap Fund	70%	77%
Capital Preservation Fund**	71%	70%
Columbia Acorn Fund	80%	78%
Columbia Acorn International Fund	78%	76%
Columbia Mid-Cap Value Opt Fund	83%	82%
Davis NY Venture Fund	81%	84%
Fidelity ContraFund	77%	84%
Fidelity Low-Priced Stock Fund	*	85%
Harbor Mid-Cap Growth Fund	87%	87%
Janus Growth & Income Fund	*	74%
Lord Abbett Small-Cap Fund	*	90%
Manitowoc Aggressive Growth Fund**	78%	77%
Manitowoc Conservative Growth Fund**	76%	77%
Manitowoc Moderate Growth Fund**	82%	80%
Marshall Prime Money Market Fund	56%	76%
Oakmark Equity Fund	*	83%
PIMCO Funds Total Return Fund	90%	90%
Ridgeworth Classic Small Cap Value Equity Fund	74%	*
Riversource Mid-Cap Value Fund	*	97%
The Manitowoc Company, Inc. Common Stock Fund	67%	65%
Vanguard Balanced Index Fund	81%	*
Vanguard Institutional Index Fund	84%	85%
Wells Fargo Advantage Small-Cap Disciplined Fund	*	71%

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                            Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2011 and 2010, are as follows:

	2011	2010

Investments with fair value determined by quoted market price:
Common/collective trust funds*	$262,766,194	$287,824,125
Mutual funds	215,954,137	243,709,903
Money market fund	3,657	27,030

Net assets of the Master Trust	478,723,988	531,561,058

Less - Net assets allocated to The Manitowoc Company, Inc. Retirement Savings Plan	112,331,893	128,073,785

Net assets allocated to the Plan at contract value	$366,392,095	$403,487,273

*Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

Investment income (loss) in the fair value of investments recognized by the Master Trust for the years ended December 31, 2011 and 2010, was allocated as follows:

	2011	2010

Investment income (loss):
Interest and dividends	$4,497,619	$3,963,289
Net appreciation (depreciation) in fair value of investments	(29,223,602)	57,507,608

Total investment income (loss) of the Master Trust	(24,725,983)	61,470,897

Less - Investment income (loss) allocated to The Manitowoc Company, Inc. Retirement Savings Plan	(8,682,383)	15,237,753

Net investment income (loss) allocated to the Plan	$(16,043,600)	$46,233,144

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                            Investments in the Master Trust (Continued)

During 2011 and 2010, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010

Common/collective trust funds	$(21,115,393)	$31,372,269
Mutual funds	(8,108,209)	26,135,339

Net appreciation (depreciation)	$(29,223,602)	$57,507,608

Investments that represent 5% or more of the Master Trust’s net assets as of December 31, 2011 and 2010, are as follows:

	2011	2010

Capital Preservation Fund*	$123,701,431	$123,930,787
Fidelity Contrafund	34,652,659	**
Manitowoc Moderate Growth Fund*	46,692,750	45,792,413
PIMCO Funds Total Return Fund	43,839,392	45,517,445
The Manitowoc Company, Inc. Common Stock Fund	70,592,737	94,177,770
Vanguard Institutional Index Fund	39,222,899	32,791,016

*Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

**Represents less than 5% of the Master Trust’s net assets for this year.

Note 4                                                            Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

The three levels of the fair value hierarchy are described as follows:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2011 and 2010.

Common/collective trust funds:  Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Capital Preservation Fund is a common/collective trust that holds a guaranteed investment contract.  The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  The Manitowoc Aggressive Growth Fund, Manitowoc Conservative Growth Fund, and Manitowoc Moderate Growth Fund each hold units of the Capital Preservation Fund.

Mutual funds:  Valued at the quoted NAV of shares held by the plan at year-end.  The NAV is a quoted price in an active market.

Money market fund:  Valued using $1 for the NAV.  The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trust funds:
Growth funds	$0	$68,781,869	$0	$68,781,869
Common Stock fund	0	70,592,737	0	70,592,737
Capital Preservation fund	0	126,757,810	0	126,757,810

Total common/collective trust funds	0	266,132,416	0	266,132,416

Mutual funds:
Allocation fund	7,054,110	0	0	7,054,110
Blended funds	73,899,132	0	0	73,899,132
Bond fund	43,839,392	0	0	43,839,392
Growth funds	70,198,882	0	0	70,198,882
Value funds	20,962,621	0	0	20,962,621

Total mutual funds	215,954,137	0	0	215,954,137

Money market fund	0	3,657	0	3,657

Total assets at fair value	$215,954,137	$266,136,073	$0	$482,090,210

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2010
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust funds:
Growth funds	$0	$69,949,515	$0	$69,949,515
Common Stock fund	0	94,177,770	0	94,177,770
Capital Preservation fund	0	125,042,641	0	125,042,641

Total common/collective trust funds	0	289,169,926	0	289,169,926

Mutual funds:
Blended funds	96,415,758	0	0	96,415,758
Bond fund	45,517,445	0	0	45,517,445
Growth funds	71,245,675	0	0	71,245,675
Value funds	23,571,423	0	0	23,571,423
Allocation fund	6,959,602	0	0	6,959,602

Total mutual funds	243,709,903	0	0	243,709,903

Money market fund	0	27,030	0	27,030

Total assets at fair value	$243,709,903	$289,196,956	$0	$532,906,859

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5                                                            Net Asset Value Per Share

The following table sets forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2011 and 2010:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2011
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Moderate Growth Fund** (a)	$46,692,750	$0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc. Common Stock Fund (b)	70,592,737	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	123,701,431	0	Daily	Written or telephone notice	1 day

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2010
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Moderate Growth Fund (a)	$45,792,413	$0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc. Common Stock Fund (b)	94,177,770	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	123,930,787	0	Daily	Written or telephone notice	1 day

*The fair value of the investment has been estimated using the net asset value of the investment.

**Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5                                                            Net Asset Value Per Share (Continued)

a)             The strategy of this investment is to diversify investments equally between fixed income and equity securities.  The strategy invests 45% of its assets in fixed income securities and 55% of the assets in equity securities.  The objective of this asset class is balanced between capital appreciation and preservation of principal.  Periodically, this fund will be rebalanced back to its stated Investment Policy objective of 45% fixed income securities and 55% equity securities.

b)             This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. Common Stock.  The price of the stock can fluctuate from day to day or month to month and is designed for individuals who invest for the long term and can tolerate short-term volatility.

c)              The strategy of this investment is the preservation of capital, as well as to provide a competitive level of income over time with the preservation of capital.  To achieve its investment objectives, the manager will invest primarily in the Fidelity Managed Income Portfolio II (MIP II) Fund.  MIP II will be supplemented with the Marshall Money Market Fund (Class Y) to help to provide additional liquidity in order to meet regular withdrawals.

Note 6                                                            Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market fund, and guaranteed investment contracts managed by M&I.  M&I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan pays certain administrative expenses to M&I, as described in Note 1.  Fees paid by the Plan to the trustee for administrative expenses amounted to $527,466 and $493,062 for 2011 and 2010, respectively.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 7                                                            Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8                                                            Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service (IRS) declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 9                                                            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$373,880,144	$411,480,188
Deemed distributions on defaulted loans	(191,199)	(186,952)

Net assets available for benefits per Form 5500	$373,688,945	$411,293,236

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 9                                                            Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2011 and 2010, to Form 5500:

	2011	2010

Net increase (decrease) in net assets available for benefits per the financial statements	$(37,600,044)	$26,132,429
Deemed distributions on defaulted loans	(4,247)	(186,952)

Change in net assets per Form 5500	$(37,604,291)	$25,945,477

Note 10                                                     Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11                                                     Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which Plan hardship and in-service distributions were approved for Plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.  As of December 31, 2011, the submission is still outstanding.

Note 12                                                     Reclassifications

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 classifications.

Supplemental Schedule

The Manitowoc Company, Inc.

401(k) Retirement Plan

Plan’s EIN #39-0448110  Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant loans*	Due dates range from 1 to 17 years - Interest rates range from 4.25% to 9.25%	$0	$6,864,463

*Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 28th day of June, 2012.

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

/s/ Glen E. Tellock
Glen E. Tellock
Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl Laurino
Senior Vice President and Chief Financial Officer

/s/ Thomas Musial
Thomas Musial
Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X